UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 13, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2023 (Six months ended September 30, 2023) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 13, 2023

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 29, 2023	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		December 6, 2023
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2023 (for the six months ended September 30, 2023)

(1) Consolidated Results of Operations

(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2023	4,244,507	44.1	574,093	30.6	415,753	24.4
1H F2022	2,944,948	86.4	439,282	10.0	333,964	(13.4)

Note:	Comprehensive Income: 1H F2023: ¥557,657 million, —%; 1H F2022: ¥(51,438) million, —%;

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2023	164.03	164.03
1H F2022	131.77	131.77

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2023	272,191,823	9,653,415	3.5
Fiscal 2022	254,258,203	9,208,463	3.5

Reference:	Own Capital: As of September 30, 2023: ¥9,576,771 million; As of March 31, 2023: ¥9,133,294 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2022	—	42.50	—	42.50	85.00
Fiscal 2023	—	50.00
Fiscal 2023 (estimate)			—	50.00	100.00

Note: Revision of the latest announced estimates for cash dividends for shareholders of common stock: Yes

3. Consolidated Earnings Estimates for Fiscal 2023 (for the fiscal year ending March 31, 2024)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2023	640,000	15.2%	252.47

Notes:	1.	Revision of the latest announced earnings estimates for Fiscal 2023: Yes
		Following the result from 1H, MHFG revised Consolidated Earnings Estimates for Fiscal 2023 (for the fiscal year ending March 31, 2024). Profit Attributable to Owners of Parent: The latest announced estimates: ¥610,000 million, Revised estimates: ¥640,000 million, Changes from the original estimates: ¥30,000 million, 4.9%
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock) during 1H and the number of outstanding shares (excluding treasury stock) as of September 30, 2023 (which is used as a proxy for the average number of outstanding shares during the remainder of the relevant period).

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: Yes

ii. Changes in accounting policies other than i above: No

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2023	2,539,249,894 shares	As of March 31, 2023	2,539,249,894 shares
ii. Period-end treasury stock:	As of September 30, 2023	4,425,650 shares	As of March 31, 2023	5,027,306 shares
iii. Average outstanding shares:	1st Half Fiscal 2023	2,534,579,208 shares	1st Half Fiscal 2022	2,534,305,855 shares

This immediate release is outside the scope of semi-annual audit by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

m Contents of Attachment

1. Matters Related to Summary Information (Notes)	p.1-2
(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2. Interim Consolidated Financial Statements and Others	p.1-3
(1) Consolidated Balance Sheets	p.1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
(3) Consolidated Statements of Changes in Net Assets	p.1-7
(4) Note for Assumption of Going Concern	p.1-8
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2023

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Thursday, November 16, 2023. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Implementation of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”)

Some overseas subsidiaries which apply U.S. GAAP and are considered non-public business entities have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the interim period ended September 30, 2023. This update has replaced the incurred loss impairment methodology under previous U.S. GAAP with a methodology that reflects expected credit losses with respect to financial instruments in the amortized cost category, and full lifetime expected credit losses have been estimated upon initial recognition and a reserve has been recognized. In adopting the accounting standard, Retained Earnings was adjusted for the cumulative effect at the beginning of the interim period ended September 30, 2023 in accordance with transitional treatment set out in the accounting standard.

As a result, at the beginning of the interim period ended September 30, 2023, Reserves for Possible Losses on Loans increased by ¥1,188 million, Reserves for Contingencies increased by ¥1,485 million and Retained Earnings decreased by ¥1,883 million. The impact on Per Share Information is immaterial.

1-2

2. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2023	As of September 30, 2023
Assets
Cash and Due from Banks	¥67,152,100	¥61,662,312
Call Loans and Bills Purchased	1,386,895	712,060
Receivables under Resale Agreements	11,693,419	15,330,648
Guarantee Deposits Paid under Securities Borrowing Transactions	1,897,429	1,818,271
Other Debt Purchased	3,836,735	4,125,400
Trading Assets	17,404,494	24,270,846
Money Held in Trust	514,607	559,492
Securities	37,363,140	44,661,725
Loans and Bills Discounted	88,687,155	91,855,614
Foreign Exchange Assets	2,408,587	2,583,297
Derivatives other than for Trading Assets	2,184,875	3,833,773
Other Assets	8,689,547	8,681,027
Tangible Fixed Assets	1,105,851	1,108,940
Intangible Fixed Assets	572,719	599,695
Net Defined Benefit Asset	859,271	819,565
Deferred Tax Assets	316,168	303,740
Customers’ Liabilities for Acceptances and Guarantees	8,905,643	9,978,053
Reserves for Possible Losses on Loans	(720,437)	(712,637)
Reserve for Possible Losses on Investments	(1)	(3)

Total Assets	¥254,258,203	¥272,191,823

1-3

	Millions of yen
	As of March 31, 2023	As of September 30, 2023
Liabilities
Deposits	¥150,498,976	¥147,099,489
Negotiable Certificates of Deposit	13,788,347	17,855,751
Call Money and Bills Sold	1,814,873	1,584,268
Payables under Repurchase Agreements	25,735,560	33,179,696
Guarantee Deposits Received under Securities Lending Transactions	757,842	1,091,342
Commercial Paper	1,782,111	1,557,579
Trading Liabilities	12,698,007	17,159,975
Borrowed Money	4,155,480	4,800,688
Foreign Exchange Liabilities	671,552	852,720
Short-term Bonds	477,141	486,889
Bonds and Notes	11,371,189	12,039,513
Due to Trust Accounts	1,534,097	1,083,338
Derivatives other than for Trading Liabilities	2,749,138	5,016,432
Other Liabilities	7,777,025	8,460,989
Reserve for Bonus Payments	126,694	85,401
Reserve for Variable Compensation	2,381	1,261
Net Defined Benefit Liability	68,429	68,555
Reserve for Director and Corporate Auditor Retirement Benefits	539	536
Reserve for Possible Losses on Sales of Loans	15,049	11,536
Reserve for Contingencies	13,706	19,290
Reserve for Reimbursement of Deposits	13,695	12,160
Reserve for Reimbursement of Debentures	7,798	6,272
Reserves under Special Laws	3,352	3,352
Deferred Tax Liabilities	22,391	25,324
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711	57,986
Acceptances and Guarantees	8,905,643	9,978,053

Total Liabilities	¥245,049,740	¥262,538,407

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,267	1,129,267
Retained Earnings	5,093,911	5,401,659
Treasury Stock	(8,786)	(8,439)

Total Shareholders’ Equity	8,471,160	8,779,254

Net Unrealized Gains (Losses) on Other Securities	564,495	464,720
Deferred Gains or Losses on Hedges	(358,102)	(294,287)
Revaluation Reserve for Land	129,321	127,792
Foreign Currency Translation Adjustments	144,093	342,883
Remeasurements of Defined Benefit Plans	182,306	156,359
Own Credit Risk Adjustments, Net of Tax	19	48

Total Accumulated Other Comprehensive Income	662,133	797,516

Stock Acquisition Rights	5	5
Non-controlling Interests	75,163	76,638

Total Net Assets	9,208,463	9,653,415

Total Liabilities and Net Assets	¥254,258,203	¥272,191,823

1-4

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Ordinary Income	¥2,944,948	¥4,244,507
Interest Income	1,169,193	2,706,494
Interest on Loans and Bills Discounted	686,794	1,361,163
Interest and Dividends on Securities	178,938	293,228
Fiduciary Income	29,313	30,458
Fee and Commission Income	418,579	485,482
Trading Income	919,840	725,069
Other Operating Income	323,050	194,063
Other Ordinary Income	84,971	102,938
Ordinary Expenses	2,505,666	3,670,413
Interest Expenses	657,161	2,251,880
Interest on Deposits	226,344	832,381
Fee and Commission Expenses	85,407	101,128
Trading Expenses	864,053	432,114
Other Operating Expenses	99,571	43,524
General and Administrative Expenses	706,446	782,989
Other Ordinary Expenses	93,026	58,775

Ordinary Profits	439,282	574,093

Extraordinary Gains	12,703	24,072
Extraordinary Losses	6,929	1,842

Income before Income Taxes	445,057	596,323

Income Taxes:
Current	61,866	134,897
Deferred	45,446	43,760

Total Income Taxes	107,313	178,658

Profit	337,743	417,665

Profit Attributable to Non-controlling Interests	3,779	1,911

Profit Attributable to Owners of Parent	¥333,964	¥415,753

1-5

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Profit	¥337,743	¥417,665
Other Comprehensive Income	(389,182)	139,992
Net Unrealized Gains (Losses) on Other Securities	(603,190)	(98,538)
Deferred Gains or Losses on Hedges	(19,095)	64,183
Foreign Currency Translation Adjustments	232,335	182,210
Remeasurements of Defined Benefit Plans	(23,596)	(25,736)
Own Credit Risk Adjustments, Net of Tax	9	28
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	24,355	17,844

Comprehensive Income	(51,438)	557,657

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(56,285)	552,666
Comprehensive Income Attributable to Non-controlling Interests	4,846	4,991

1-6

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2022

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185
Changes during the period
Cash Dividends			(101,542)		(101,542)
Profit Attributable to Owners of Parent			333,964		333,964
Repurchase of Treasury Stock				(1,940)	(1,940)
Disposition of Treasury Stock		(133)		1,730	1,597
Transfer from Revaluation Reserve for Land			584		584
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		4,064			4,064
Transfer from Retained Earnings to Capital Surplus		133	(133)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	4,064	232,872	(209)	236,726

Balance as of the end of the period	2,256,767	1,129,388	4,989,307	(8,552)	8,366,911

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031
Changes during the period
Cash Dividends										(101,542)
Profit Attributable to Owners of Parent										333,964
Repurchase of Treasury Stock										(1,940)
Disposition of Treasury Stock										1,597
Transfer from Revaluation Reserve for Land										584
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										4,064
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(441,703)

Total Changes during the period	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(204,976)

Balance as of the end of the period	118,757	(96,220)	131,572	256,338	145,929	(13)	556,363	5	72,774	8,996,055

1-7

For the six months ended September 30, 2023

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160
Cumulative Effects of Changes in Accounting Policies			(1,883)		(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,129,267	5,092,027	(8,786)	8,469,276
Changes during the period
Cash Dividends			(107,882)		(107,882)
Profit Attributable to Owners of Parent			415,753		415,753
Repurchase of Treasury Stock				(2,360)	(2,360)
Disposition of Treasury Stock		0		2,706	2,706
Transfer from Revaluation Reserve for Land			1,529		1,529
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others			231		231
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	0	309,631	346	309,978

Balance as of the end of the period	2,256,767	1,129,267	5,401,659	(8,439)	8,779,254

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463
Cumulative Effects of Changes in Accounting Policies							—			(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,206,579
Changes during the period
Cash Dividends										(107,882)
Profit Attributable to Owners of Parent										415,753
Repurchase of Treasury Stock										(2,360)
Disposition of Treasury Stock										2,706
Transfer from Revaluation Reserve for Land										1,529
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others										231
Net Changes in Items other than Shareholders’ Equity	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	136,857

Total Changes during the period	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	446,835

Balance as of the end of the period	464,720	(294,287)	127,792	342,883	156,359	48	797,516	5	76,638	9,653,415

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2023

(Six months ended September 30, 2023)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2023	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Employee Retirement Benefits	NON	CON	2-13

8. Capital Ratio	CON	NON	2-16

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-17

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-21

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-22

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-23

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-26

6. Results of Removal of NPLs from the Balance Sheet	NON		2-27

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-28

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-30

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-31

(2) Loans to SMEs and Individual Customers	NON		2-31

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-32

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-33

III. OTHERS	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

2. Breakdown of Deposits (Domestic Offices)	NON		2-36

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-37
Comparison of Non-Consolidated Statements of Income (selected items)	2-38

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2023

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2023		First Half of Fiscal 2022
			Change
Consolidated Gross Profits	1	1,312,920	159,136	1,153,784
Net Interest Income	2	454,614	(57,418)	512,032
Fiduciary Income	3	30,458	1,145	29,313
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	384,354	51,181	333,172
Net Trading Income	6	292,954	237,167	55,787
Net Other Operating Income	7	150,538	(72,940)	223,479
General and Administrative Expenses	8	(782,989)	(76,543)	(706,446)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(10,287)	45,072	(55,360)
Losses on Write-offs of Loans	10	(9,468)	(4,602)	(4,865)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	(781)	(5,702)	4,921
Net Gains (Losses) related to Stocks	12	34,596	(3,843)	38,439
Equity in Income from Investments in Affiliates	13	23,565	9,073	14,491
Other	14	(2,930)	7,617	(10,548)

Ordinary Profits	15	574,093	134,811	439,282

Net Extraordinary Gains (Losses)	16	22,229	16,455	5,774
Income before Income Taxes	17	596,323	151,266	445,057
Income Taxes - Current	18	(134,897)	(73,030)	(61,866)
- Deferred	19	(43,760)	1,685	(45,446)
Profit	20	417,665	79,921	337,743
Profit Attributable to Non-controlling Interests	21	(1,911)	1,867	(3,779)

Profit Attributable to Owners of Parent	22	415,753	81,789	333,964

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(11,068)	39,370	(50,439)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	24	536,060	95,285	440,775

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	188	14	174
Number of affiliates under the equity method	26	23	(2)	25

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2023				First Half of Fiscal 2022
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	745,930	49,703	795,633	50,198	745,435
Domestic Gross Profits	2	403,296	49,775	453,071	(7,650)	460,721
Net Interest Income	3	228,061	9,697	237,758	539	237,218
Fiduciary Income	4		30,644	30,644	1,129	29,515
Trust Fees for Jointly Operated Designated Money Trust	5		1,983	1,983	(16)	2,000
Credit Costs for Trust Accounts *(1)	6		—	—	—	—
Net Fee and Commission Income	7	129,634	9,449	139,083	20,977	118,106
Net Trading Income	8	30,097		30,097	(28,253)	58,350
Net Other Operating Income	9	15,503	(16)	15,487	(2,042)	17,530
International Gross Profits	10	342,633	(71)	342,561	57,848	284,713
Net Interest Income	11	206,894	17	206,911	(26,318)	233,229
Net Fee and Commission Income	12	71,097	(79)	71,017	1,642	69,375
Net Trading Income	13	(11,973)		(11,973)	127,004	(138,978)
Net Other Operating Income	14	76,615	(8)	76,606	(44,480)	121,086
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(403,135)	(40,025)	(443,160)	(24,641)	(418,519)
Expense Ratio	16	54.0%	80.5%	55.6%	(0.4%)	56.1%
Personnel Expenses	17	(155,053)	(19,183)	(174,236)	(7,600)	(166,635)
Non-Personnel Expenses	18	(223,517)	(19,180)	(242,697)	(14,829)	(227,868)
Premium for Deposit Insurance	19	(8,170)	(242)	(8,412)	(244)	(8,168)
Miscellaneous Taxes	20	(24,565)	(1,661)	(26,226)	(2,211)	(24,015)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	342,794	9,678	352,473	25,556	326,916
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *(2)	22	332,242	9,682	341,925	(646)	342,571
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	317,081	9,682	326,763	2,643	324,119

Reversal of (Provision for) General Reserve for Losses on Loans	24	—	—	—	41,277	(41,277)

Net Business Profits	25	342,794	9,678	352,473	66,834	285,638
Net Gains (Losses) related to Bonds	26	10,551	(3)	10,548	26,203	(15,655)

Net Non-Recurring Gains (Losses)	27	35,739	6,674	42,414	(7,938)	50,352
Net Gains (Losses) related to Stocks	28	28,365	1,416	29,781	(6,680)	36,462
Expenses related to Portfolio Problems	29	(9,321)	—	(9,321)	(5,570)	(3,751)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	995	928	1,924	(2,613)	4,538
Other	31	15,699	4,329	20,029	6,926	13,102

Ordinary Profits	32	378,534	16,353	394,887	58,896	335,991

Net Extraordinary Gains (Losses)	33	22,832	(37)	22,794	13,650	9,144
Net Gains (Losses) on Disposition of Fixed Assets	34	4,344	(9)	4,334	7,657	(3,322)
Losses on Impairment of Fixed Assets	35	(294)	(27)	(321)	2,559	(2,881)
Gains on Cancellation of Employee Retirement Benefit Trust	36	18,782	—	18,782	6,725	12,057
Income before Income Taxes	37	401,366	16,315	417,682	72,546	345,135
Income Taxes - Current	38	(97,983)	(1,892)	(99,876)	(55,456)	(44,420)
- Deferred	39	(52,526)	(2,388)	(54,914)	(4,470)	(50,444)

Net Income	40	250,855	12,035	262,890	12,619	250,271

*(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
*(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	(8,325)	928	(7,396)	33,093	(40,490)

Credit-related Costs [41] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	(38,601)	932	(37,669)	3,511	(41,180)
Losses on Write-offs of Loans	44	(6,626)	0	(6,625)	(6,323)	(302)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	28,653	(4)	28,648	30,818	(2,169)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	7,667	—	7,667	1,263	6,404
Reversal of (Provision for) Reserve for Contingencies	47	1,203	—	1,203	2,555	(1,351)
Other (including Losses on Sales of Loans)	48	(622)	—	(622)	1,267	(1,889)
Total	49	(8,325)	928	(7,396)	33,093	(40,490)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2023		First Half of Fiscal 2022
			Change
Gross Profits	1	745,930	48,114	697,816
Domestic Gross Profits	2	403,296	(9,857)	413,154
Net Interest Income	3	228,061	485	227,575
Net Fee and Commission Income	4	129,634	20,101	109,532
Net Trading Income	5	30,097	(28,253)	58,350
Net Other Operating Income	6	15,503	(2,190)	17,694
International Gross Profits	7	342,633	57,971	284,662
Net Interest Income	8	206,894	(26,208)	233,102
Net Fee and Commission Income	9	71,097	1,631	69,466
Net Trading Income	10	(11,973)	127,004	(138,978)
Net Other Operating Income	11	76,615	(44,456)	121,071
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(403,135)	(23,452)	(379,683)
Expense Ratio	13	54.0%	(0.3%)	54.4%
Personnel Expenses	14	(155,053)	(7,235)	(147,817)
Non-Personnel Expenses	15	(223,517)	(13,919)	(209,597)
Premium for Deposit Insurance	16	(8,170)	(250)	(7,919)
Miscellaneous Taxes	17	(24,565)	(2,297)	(22,268)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	342,794	24,662	318,132
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	332,242	(1,539)	333,782
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	317,081	1,750	315,330

Reversal of (Provision for) General Reserve for Losses on Loans	21	—	41,277	(41,277)

Net Business Profits	22	342,794	65,939	276,854
Net Gains (Losses) related to Bonds	23	10,551	26,201	(15,650)

Net Non-Recurring Gains (Losses)	24	35,739	(9,419)	45,158
Net Gains (Losses) related to Stocks	25	28,365	(5,659)	34,024
Expenses related to Portfolio Problems	26	(9,321)	(5,570)	(3,751)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	995	(3,437)	4,433
Other	28	15,699	5,247	10,452

Ordinary Profits	29	378,534	56,520	322,013

Net Extraordinary Gains (Losses)	30	22,832	16,289	6,542
Net Gains (Losses) on Disposition of Fixed Assets	31	4,344	7,454	(3,110)
Losses on Impairment of Fixed Assets	32	(294)	1,922	(2,216)
Gains on Cancellation of Employee Retirement Benefit Trust	33	18,782	6,913	11,868
Income before Income Taxes	34	401,366	72,809	328,556
Income Taxes - Current	35	(97,983)	(55,750)	(42,233)
- Deferred	36	(52,526)	(4,021)	(48,505)

Net Income	37	250,855	13,038	237,817

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19] =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	38	(8,325)	32,269	(40,594)

Credit-related Costs [38] = Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

Reference: Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	39	(38,601)	2,676	(41,277)
Losses on Write-offs of Loans	40	(6,626)	(6,323)	(303)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	28,653	30,829	(2,176)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	7,667	1,263	6,404
Reversal of (Provision for) Reserve for Contingencies	43	1,203	2,555	(1,351)
Other (including Losses on Sales of Loans)	44	(622)	1,267	(1,889)
Total	45	(8,325)	32,269	(40,594)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2023		First Half of Fiscal 2022
			Change
Gross Profits	1	49,703	2,084	47,619
Domestic Gross Profits	2	49,775	2,207	47,567
Net Interest Income	3	9,697	54	9,642
Fiduciary Income	4	30,644	1,129	29,515
Trust Fees for Jointly Operated Designated Money Trust	5	1,983	(16)	2,000
Credit Costs for Trust Accounts *(1)	6	—	—	—
Net Fee and Commission Income	7	9,449	875	8,573
Net Other Operating Income	8	(16)	147	(164)
International Gross Profits	9	(71)	(123)	51
Net Interest Income	10	17	(110)	127
Net Fee and Commission Income	11	(79)	11	(90)
Net Other Operating Income	12	(8)	(23)	14
General and Administrative Expenses (excluding Non-Recurring Losses)	13	(40,025)	(1,189)	(38,835)
Expense Ratio	14	80.5%	(1.0% )	81.5%
Personnel Expenses	15	(19,183)	(364)	(18,818)
Non-Personnel Expenses	16	(19,180)	(910)	(18,270)
Premium for Deposit Insurance	17	(242)	6	(249)
Miscellaneous Taxes	18	(1,661)	85	(1,746)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	19	9,678	894	8,784
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *(2)	20	9,682	892	8,789
Excluding Net Gains (Losses) from redemption of Investment Trusts	21	9,682	892	8,789

Reversal of (Provision for) General Reserve for Losses on Loans	22	—	—	—

Net Business Profits	23	9,678	894	8,784
Net Gains (Losses) related to Bonds	24	(3)	1	(5)

Net Non-Recurring Gains (Losses)	25	6,674	1,481	5,193
Net Gains (Losses) related to Stocks	26	1,416	(1,021)	2,437
Expenses related to Portfolio Problems	27	—	—	—
Gains on Reversal of Reserves for Possible Losses on Loans, and others	28	928	824	104
Other	29	4,329	1,678	2,650

Ordinary Profits	30	16,353	2,375	13,977

Net Extraordinary Gains (Losses)	31	(37)	(2,639)	2,601
Net Gains (Losses) on Disposition of Fixed Assets	32	(9)	202	(212)
Losses on Impairment of Fixed Assets	33	(27)	637	(665)
Gains on Cancellation of Employee Retirement Benefit Trust	34	—	(188)	188
Income before Income Taxes	35	16,315	(263)	16,579
Income Taxes - Current	36	(1,892)	294	(2,186)
- Deferred	37	(2,388)	(449)	(1,938)

Net Income	38	12,035	(418)	12,453

*(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
*(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[20]
=Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[19]-Net Gains (Losses) related to Bonds[24]

Credit-related Costs	39	928	824	104

Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Losses on Loans [22] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [28] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	932	835	96
Losses on Write-offs of Loans	42	0	(0)	1
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(4)	(11)	7
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	—	—
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	928	824	104

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2023		First Half of Fiscal 2022
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.44	0.02	0.42
Return on Loans and Bills Discounted (1)		2	0.74	(0.02)	0.76
Return on Securities		3	0.36	0.05	0.31
Cost of Funding (including Expenses)		4	0.49	0.00	0.48
Cost of Deposits (including Expenses)		5	0.49	0.00	0.49
Cost of Deposits (2)		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.26	0.02	0.23

Net Interest Margin	(1)-(4)	8	(0.05)	0.01	(0.06)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.24	(0.02)	0.27
Loan and Deposit Rate Margin	(2)-(6)	10	0.74	(0.02)	0.76

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.76	(0.02)	0.78
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.26	(0.02)	0.28
Loan and Deposit Rate Margin	(11)-(6)	13	0.76	(0.02)	0.78

			(%)
			First Half of Fiscal 2023		First Half of Fiscal 2022
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.50	0.01	0.49
Return on Loans and Bills Discounted (1)		15	0.62	0.01	0.60
Return on Securities		16	2.93	0.67	2.26
Cost of Funding		17	0.10	(0.01)	0.12
Cost of Deposits (2)		18	0.00	(0.00)	0.00

Net Interest Margin	(14)-(17)	19	0.40	0.02	0.37
Loan and Deposit Rate Margin	(15)-(18)	20	0.61	0.01	0.59

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.62	0.01	0.60
Loan and Deposit Rate Margin	(21)-(18)	22	0.61	0.01	0.59

Reference			(%)
			First Half of Fiscal 2023		First Half of Fiscal 2022
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted (1)		23	0.73	(0.02)	0.75
Cost of Deposits (2)		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.73	(0.02)	0.75

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
(2) Deposits include NCDs.

Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.75	(0.01)	0.77
Loan and Deposit Rate Margin	(26)-(24)	27	0.75	(0.01)	0.77

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2023				First Half of Fiscal 2022
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	188,402,942	2.35	1,728,874	1.31	186,674,068	1.04
Loans and Bills Discounted	89,663,279	2.78	1,898,340	1.37	87,764,939	1.40
Securities	41,283,047	1.33	(1,954,537)	0.55	43,237,585	0.77

Source of Funds	206,805,384	1.72	10,043,169	1.20	196,762,214	0.52
Deposits	147,714,993	1.07	10,900,652	0.77	136,814,341	0.30
NCDs	18,351,634	2.41	(2,367,026)	1.95	20,718,661	0.45

Domestic Operations

Use of Funds	113,932,057	0.44	(5,747,244)	0.01	119,679,302	0.42
Loans and Bills Discounted	53,156,753	0.73	1,155,235	(0.01)	52,001,518	0.75
Securities	26,126,702	0.36	(3,133,925)	0.05	29,260,628	0.31

Source of Funds	129,409,175	0.03	1,876,772	(0.00)	127,532,403	0.03
Deposits	109,425,785	0.00	7,897,853	(0.00)	101,527,932	0.00
NCDs	9,549,536	0.00	(4,581,716)	(0.00)	14,131,252	0.00

International Operations

Use of Funds	77,496,962	5.07	4,261,715	3.10	73,235,247	1.96
Loans and Bills Discounted	36,506,525	5.76	743,105	3.40	35,763,420	2.36
Securities	15,156,345	2.99	1,179,387	1.25	13,976,957	1.74

Source of Funds	80,422,285	4.37	4,951,994	3.08	75,470,291	1.29
Deposits	38,289,207	4.15	3,002,798	2.98	35,286,408	1.17
NCDs	8,802,098	5.03	2,214,689	3.60	6,587,408	1.43

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2023				First Half of Fiscal 2022
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total

Use of Funds	5,030,338	0.52	(165,205)	0.01	5,195,543	0.50
Loans and Bills Discounted	3,027,679	0.63	(158,469)	0.02	3,186,148	0.61
Securities	183,638	2.80	(31,134)	0.61	214,772	2.18

Source of Funds	5,844,166	0.11	507,883	(0.00)	5,336,283	0.12
Deposits	2,996,031	0.00	335,009	(0.00)	2,661,021	0.00
NCDs	464,983	0.00	(263,571)	0.00	728,555	0.00

Domestic Operations

Use of Funds	5,018,178	0.50	(156,530)	0.01	5,174,709	0.49
Loans and Bills Discounted	3,007,195	0.62	(149,150)	0.01	3,156,345	0.60
Securities	175,337	2.93	(31,146)	0.67	206,484	2.26

Source of Funds	5,831,418	0.10	515,871	(0.01)	5,315,547	0.12
Deposits	2,993,128	0.00	335,429	(0.00)	2,657,698	0.00
NCDs	464,983	0.00	(263,571)	0.00	728,555	0.00

International Operations

Use of Funds	35,444	1.65	(8,836)	0.56	44,280	1.08
Loans and Bills Discounted	20,483	2.82	(9,318)	1.36	29,802	1.45
Securities	8,300	0.06	12	(0.30)	8,287	0.37

Source of Funds	36,032	1.53	(8,149)	1.02	44,181	0.51
Deposits	2,903	0.00	(419)	(0.00)	3,323	0.00
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	10,807	27,303	(16,496)
Gains on Sales and Others	18,856	(35,453)	54,309
Losses on Sales and Others	(12,825)	59,675	(72,501)
Impairment (Devaluation)	(1,185)	(173)	(1,012)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(1)	(1)	(0)
Gains (Losses) on Derivatives other than for Trading	5,964	3,256	2,708

	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	34,596	(3,843)	38,439
Gains on Sales	65,680	11,303	54,377
Losses on Sales	(11,659)	6,870	(18,529)
Impairment (Devaluation)	(1,526)	(493)	(1,033)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(17,898)	(21,523)	3,625

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	10,548	26,203	(15,655)
Gains on Sales and Others	19,207	(36,024)	55,231
Losses on Sales and Others	(13,439)	59,143	(72,582)
Impairment (Devaluation)	(1,185)	(173)	(1,012)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	5,965	3,257	2,708

	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	29,781	(6,680)	36,462
Gains on Sales	56,912	5,995	50,917
Losses on Sales	(8,940)	8,540	(17,481)
Impairment (Devaluation)	(292)	306	(599)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(17,898)	(21,523)	3,625

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	10,551	26,201	(15,650)
Gains on Sales and Others	19,207	(36,024)	55,231
Losses on Sales and Others	(13,435)	59,141	(72,577)
Impairment (Devaluation)	(1,185)	(173)	(1,012)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	5,965	3,257	2,708

	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	28,365	(5,659)	34,024
Gains on Sales	55,462	8,492	46,969
Losses on Sales	(8,906)	7,115	(16,021)
Impairment (Devaluation)	(292)	256	(548)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(17,898)	(21,523)	3,625

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Bonds	(3)	1	(5)
Gains on Sales and Others	—	—	—
Losses on Sales and Others	(3)	1	(5)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	First Half of Fiscal 2023		First Half of Fiscal 2022
		Change
Net Gains (Losses) related to Stocks	1,416	(1,021)	2,437
Gains on Sales	1,450	(2,497)	3,948
Losses on Sales	(34)	1,425	(1,460)
Impairment (Devaluation)	—	50	(50)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	40,346,566	656,480	2,029,110	1,372,630	34,403,458	789,855	1,596,302	806,446
Japanese Stocks	2,906,266	1,932,479	1,938,841	6,361	2,515,722	1,518,382	1,548,463	30,081
Japanese Bonds	23,474,641	(77,335)	17,347	94,683	20,239,297	(61,492)	14,440	75,933
Japanese Government Bonds	19,893,035	(32,000)	8,909	40,910	16,449,293	(31,971)	3,871	35,842
Other	13,965,659	(1,198,664)	72,920	1,271,585	11,648,438	(667,033)	33,398	700,432
Foreign Bonds	11,261,607	(1,063,752)	2,922	1,066,675	9,554,507	(580,690)	14,788	595,479

•  In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

•  The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

•  Unrealized Gains/Losses include ¥48,032 million and ¥36,513 million as of September 30, 2023 and March 31, 2023, respectively, which were recognized in the statement of income by applying the fair-value hedge accounting and others. As a result, the base amounts to be recorded directly to Net Assets after necessary consolidation adjustments as of September 30, 2023 and March 31, 2023 are ¥608,447 million and ¥753,341 million, respectively.

•  Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of September 30, 2023 and March 31, 2023 are ¥365,017 million (Foreign Bonds ¥480,759 million and Japanese Government Bonds ¥(3,234) million) and ¥59,072 million (Foreign Bonds ¥125,968 million and Japanese Government Bonds ¥(14,507) million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of September 30, 2023 and March 31, 2023 are ¥1,021,497 million (Foreign Bonds ¥(582,993) million and Japanese Government Bonds ¥(35,235) million) and ¥848,927 million (Foreign Bonds ¥(454,722) million and Japanese Government Bonds ¥(46,478) million), respectively.

•  Unrealized Gains/Losses on Other Securities as of September 30, 2023 and March 31, 2023 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	2,996,417	(261,698)	664	262,362	2,048,188	(133,080)	2,538	135,618

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	39,614,320	582,529	1,954,889	1,372,360	33,665,664	730,479	1,537,999	807,520
Japanese Stocks	2,825,296	1,860,344	1,866,640	6,296	2,444,956	1,458,955	1,491,327	32,372
Japanese Bonds	23,441,099	(77,357)	17,326	94,683	20,220,815	(61,494)	14,439	75,933
Japanese Government Bonds	19,882,001	(32,000)	8,909	40,910	16,438,019	(31,971)	3,870	35,842
Other	13,347,925	(1,200,457)	70,923	1,271,380	10,999,893	(666,982)	32,232	699,215
Foreign Bonds	10,696,211	(1,064,830)	1,640	1,066,470	8,953,192	(580,710)	14,044	594,755

Mizuho Bank
Other Securities	39,387,237	485,103	1,856,360	1,371,257	33,455,851	651,416	1,456,728	805,311
Japanese Stocks	2,669,589	1,763,928	1,769,176	5,248	2,306,663	1,380,927	1,411,109	30,182
Japanese Bonds	23,375,272	(77,661)	16,966	94,628	20,155,116	(61,854)	14,060	75,914
Japanese Government Bonds	19,882,001	(32,000)	8,909	40,910	16,438,019	(31,971)	3,870	35,842
Other	13,342,375	(1,201,162)	70,218	1,271,380	10,994,072	(667,656)	31,558	699,215
Foreign Bonds	10,696,211	(1,064,830)	1,640	1,066,470	8,953,192	(580,710)	14,044	594,755

Mizuho Trust & Banking
Other Securities	227,082	97,425	98,528	1,103	209,812	79,062	81,271	2,208
Japanese Stocks	155,706	96,416	97,464	1,048	138,292	78,027	80,218	2,190
Japanese Bonds	65,826	304	359	54	65,699	360	378	18
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	5,549	704	704	0	5,821	674	674	0
Foreign Bonds	—	—	—	—	—	—	—	—

•	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
•

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

•

Unrealized Gains/Losses include ¥47,739 million and ¥36,611 million as of September 30, 2023 and March 31, 2023, respectively, which were recognized in the statement of income (aggregate figures for the 2 banks) by applying the fair-value hedge accounting. As a result, the base amounts to be recorded directly to Net Assets after necessary adjustments (aggregate figures for the 2 banks) as of September 30, 2023 and March 31, 2023 are ¥534,790 million and ¥693,867 million, respectively.

•

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of September 30, 2023 and March 31, 2023 are ¥365,017 million (Foreign Bonds ¥480,759 million and Japanese Government Bonds ¥(3,234) million) and ¥59,072 million (Foreign Bonds ¥125,968 million and Japanese Government Bonds ¥(14,507)million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of September 30, 2023 and March 31, 2023 are ¥947,547 million (Foreign Bonds ¥(584,070) million and Japanese Government Bonds ¥(35,235) million) and ¥789,551 million (Foreign Bonds ¥(454,742) million and Japanese Government Bonds ¥(46,478) million), respectively.

•

Unrealized Gains/Losses on Other Securities as of September 30, 2023 and March 31, 2023 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2023				As of March 31, 2023
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	2,996,417	(261,698)	664	262,362	2,048,188	(133,080)	2,538	135,618
Mizuho Bank	2,996,417	(261,698)	664	262,362	2,048,188	(133,080)	2,538	135,618
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2023				As of March 31, 2023
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	106,131	438,372	438,372	—	106,131	355,959	355,959	—
Mizuho Bank	106,131	438,372	438,372	—	106,131	355,959	355,959	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2023		As of March 31, 2023
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	608,447	(144,894)	753,341
Japanese Stocks	1,884,740	402,969	1,481,771
Japanese Bonds	(77,335)	(15,842)	(61,492)
Japanese Government Bonds	(32,000)	(29)	(31,971)
Other	(1,198,957)	(532,021)	(666,936)
Foreign Bonds	(1,064,046)	(483,452)	(580,593)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2023		As of March 31, 2023
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	534,790	(159,077)	693,867
Japanese Stocks	1,812,605	390,260	1,422,344
Japanese Bonds	(77,357)	(15,862)	(61,494)
Japanese Government Bonds	(32,000)	(28)	(31,971)
Other	(1,200,457)	(533,475)	(666,982)
Foreign Bonds	(1,064,830)	(484,119)	(580,711)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2023				Change				Maturity as of March 31, 2023
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	18,500.8	2,603.2	2,200.8	706.1	3,271.5	(340.8)	92.3	(5.6)	15,229.2	2,944.1	2,108.4	711.7
Japanese Government Bonds	17,830.7	795.3	1,685.1	100.0	3,289.3	(170.4)	105.3	—	14,541.4	965.7	1,579.8	100.0
Japanese Local Government Bonds	51.5	266.1	251.7	6.9	16.0	(9.5)	10.1	(0.5)	35.5	275.7	241.5	7.4
Japanese Corporate Bonds	618.4	1,541.7	264.0	599.2	(33.8)	(160.9)	(23.1)	(5.1)	652.2	1,702.7	287.1	604.3
Other	2,515.0	2,858.8	2,028.1	7,503.5	(104.3)	1,403.0	456.6	1,649.8	2,619.3	1,455.7	1,571.5	5,853.6

Mizuho Bank

Japanese Bonds	18,482.0	2,557.7	2,199.5	706.1	3,254.4	(326.7)	95.1	(5.6)	15,227.6	2,884.5	2,104.3	711.7
Japanese Government Bonds	17,830.7	795.3	1,685.1	100.0	3,289.3	(170.4)	105.3	—	14,541.4	965.7	1,579.8	100.0
Japanese Local Government Bonds	51.5	266.1	251.7	6.9	16.0	(9.5)	10.1	(0.5)	35.5	275.7	241.5	7.4
Japanese Corporate Bonds	599.7	1,496.2	262.7	599.2	(50.9)	(146.8)	(20.3)	(5.1)	650.6	1,643.1	283.0	604.3
Other	2,514.6	2,852.7	2,023.8	7,503.5	(104.2)	1,401.9	455.5	1,649.8	2,618.9	1,450.8	1,568.3	5,853.6

Mizuho Trust & Banking

Japanese Bonds	18.7	45.4	1.3	—	17.1	(14.1)	(2.8)	—	1.6	59.5	4.1	—
Japanese Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	18.7	45.4	1.3	—	17.1	(14.1)	(2.8)	—	1.6	59.5	4.1	—
Other	0.3	6.0	4.3	—	(0.0)	1.1	1.1	—	0.4	4.9	3.2	—

2-12

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2023	Change	First Half of Fiscal 2022
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,000,481	(69,367)	1,069,848
Discount Rate (%)		(0.00)~1.54		(0.00)~1.05

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,734,825	(65,334)	1,800,159
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(262,029)	(34,001)	(228,027)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	472,314	(29,968)	502,283

Mizuho Bank

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	876,616	(61,386)	938,002
Discount Rate (%)		(0.00)~1.54		(0.00)~1.05

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,484,864	(91,150)	1,576,015
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(204,717)	(7,316)	(197,401)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	403,530	(37,081)	440,611

Mizuho Trust & Banking

Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	123,864	(7,981)	131,845
Discount Rate (%)		(0.00)~1.54		(0.00)~1.05

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	249,960	25,816	224,144
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(57,311)	(26,685)	(30,626)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(B)+ (C) - (A)	68,784	7,112	61,672

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2023	Change	First Half of Fiscal 2022
Service Cost	(8,560)	977	(9,537)
Interest Cost	(3,407)	(1,184)	(2,223)
Expected Return on Plan Assets	13,461	(1,039)	14,500
Accumulation (Amortization) of Unrecognized Actuarial Differences	20,134	(3,918)	24,053
Gains on Cancellation of Employee Retirement Benefit Trust	18,782	6,725	12,057
Other	(1,159)	1,367	(2,527)

Total	39,251	2,928	36,322

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2023	Change	First Half of Fiscal 2022
Service Cost	(7,245)	839	(8,084)
Interest Cost	(2,982)	(1,034)	(1,947)
Expected Return on Plan Assets	11,925	(1,034)	12,959
Accumulation (Amortization) of Unrecognized Actuarial Differences	16,314	(4,982)	21,296
Gains on Cancellation of Employee Retirement Benefit Trust	18,782	6,913	11,868
Other	(1,027)	1,186	(2,213)

Total	35,766	1,887	33,879

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2023	Change	First Half of Fiscal 2022
Service Cost	(1,315)	137	(1,452)
Interest Cost	(425)	(149)	(275)
Expected Return on Plan Assets	1,536	(4)	1,541
Accumulation (Amortization) of Unrecognized Actuarial Differences	3,820	1,064	2,756
Gains on Cancellation of Employee Retirement Benefit Trust	—	(188)	188
Other	(132)	181	(313)

Total	3,484	1,040	2,443

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-14

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2023	Change	First Half of Fiscal 2022
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,200,089	(78,837)	1,278,926
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,990,930	(79,439)	2,070,370
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(262,960)	(19,107)	(243,853)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	859,271	(3,946)	863,217
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	68,429	(3,344)	71,774
Income (Expenses) related to Employee Retirement Benefits

		(Millions of yen)
		First Half of Fiscal 2023	Change	First Half of Fiscal 2022
Service Cost		(13,650)	618	(14,269)
Interest Cost		(4,104)	(1,407)	(2,697)
Expected Return on Plan Assets		15,836	(1,135)	16,972
Accumulation (Amortization) of Unrecognized Actuarial Differences		20,215	(4,968)	25,184
Accumulation (Amortization) of Unrecognized Prior Service Cost		11	34	(23)
Gains on Cancellation of Employee Retirement Benefit Trust		18,782	6,725	12,057
Other		(3,442)	1,949	(5,391)

Total		33,648	1,815	31,832

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

2-15

Mizuho Financial Group, Inc.

8. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of September 30, 2023 (Preliminary)	Change	As of March 31, 2023
(1) Total Capital Ratio	15.86	(0.19)	16.05
(2) Tier 1 Capital Ratio	13.80	(0.11)	13.91
(3) Common Equity Tier 1 Capital Ratio	11.52	(0.28)	11.80
(4) Total Capital	12,228.2	921.2	11,306.9
(5) Tier 1 Capital	10,636.3	832.9	9,803.3
(6) Common Equity Tier 1 Capital	8,885.3	569.8	8,315.5
(7) Risk weighted Assets	77,063.5	6,629.3	70,434.1
(8) Total Required Capital (7) X8%	6,165.0	530.3	5,634.7

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2023 (Preliminary)	Change	As of March 31, 2023	As of September 30, 2023 (Preliminary)
(1) Total Capital Ratio	14.99	0.05	14.94	14.39
(2) Tier 1 Capital Ratio	12.87	0.09	12.78	12.13
(3) Common Equity Tier 1 Capital Ratio	10.43	(0.08)	10.51	9.51
(4) Total Capital	10,723.2	953.5	9,769.7	9,544.1
(5) Tier 1 Capital	9,210.1	853.5	8,356.5	8,044.6
(6) Common Equity Tier 1 Capital	7,463.3	589.7	6,873.5	6,308.6
(7) Risk weighted Assets	71,509.8	6,138.0	65,371.8	66,293.1
(8) Total Required Capital (7) X8%	5,720.7	491.0	5,229.7	5,303.4

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of September 30, 2023 (Preliminary)	Change	As of March 31, 2023	As of September 30, 2023 (Preliminary)
(1) Total Capital Ratio	28.42	2.47	25.95	27.27
(2) Tier 1 Capital Ratio	28.41	2.47	25.94	27.26
(3) Common Equity Tier 1 Capital Ratio	28.41	2.47	25.94	27.26
(4) Total Capital	471.6	26.7	444.9	447.1
(5) Tier 1 Capital	471.5	26.7	444.7	447.0
(6) Common Equity Tier 1 Capital	471.5	26.7	444.7	447.0
(7) Risk weighted Assets	1,659.1	(55.1)	1,714.3	1,639.4
(8) Total Required Capital (7) X8%	132.7	(4.4)	137.1	131.1

2-16

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of September 30, 2023	Change	As of March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	39,317	(4,549)	43,866
Claims with Collection Risk	615,424	(39,971)	655,396
Claims for Special Attention	504,877	132,443	372,433
Loans Past Due for 3 Months or More	3,563	3,274	288
Restructured Loans	501,314	129,169	372,144
Sub-total[1]	1,159,619	87,923	1,071,696
Normal Claims	104,799,744	4,342,730	100,457,014

Total[2]	105,959,363	4,430,653	101,528,710

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	106,906	19,658	87,247

	(%)
NPL ratio[1]/[2]	1.09	0.03	1.05

Trust Account

	(Millions of yen)
	As of September 30, 2023	Change	As of March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	2,473	(340)	2,814

Total[4]	2,473	(340)	2,814

	(%)
NPL ratio[3]/[4]	—	—	—

2-17

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2023	Change	As of March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	39,317	(4,549)	43,866
Claims with Collection Risk	615,424	(39,971)	655,396
Claims for Special Attention	504,877	132,443	372,433
Loans Past Due for 3 Months or More	3,563	3,274	288
Restructured Loans	501,314	129,169	372,144
Sub-total[5]	1,159,619	87,923	1,071,696
Normal Claims	104,802,218	4,342,389	100,459,828

Total[6]	105,961,837	4,430,312	101,531,524

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	106,906	19,658	87,247

	(%)
NPL ratio[5]/[6]	1.09	0.03	1.05

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen)
	As of September 30, 2023	Change	As of March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	28,573	(5,462)	34,036
Claims with Collection Risk	617,427	(41,055)	658,482
Claims for Special Attention	505,489	150,541	354,948
Loans Past Due for 3 Months or More	3,563	3,274	288
Restructured Loans	501,925	147,266	354,659
Sub-total[1]	1,151,490	104,023	1,047,467
Normal Claims	107,851,656	4,739,386	103,112,269

Total[2]	109,003,147	4,843,410	104,159,737

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	104,356	19,563	84,793

	(%)
NPL ratio[1]/[2]	1.05	0.05	1.00

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	28,442	(5,432)	33,874
Claims with Collection Risk	610,053	(41,171)	651,224
Claims for Special Attention	500,017	153,351	346,665
Loans Past Due for 3 Months or More	3,563	3,274	288
Restructured Loans	496,453	150,076	346,377
Sub-total[3]	1,138,512	106,747	1,031,765
Normal Claims	104,893,442	4,854,200	100,039,242

Total[4]	106,031,955	4,960,947	101,071,007

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	104,140	19,563	84,576

	(%)
NPL ratio[3]/[4]	1.07	0.05	1.02

2-19

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	131	(30)	161
Claims with Collection Risk	7,374	116	7,258
Claims for Special Attention	5,471	(2,810)	8,282
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	5,471	(2,810)	8,282
Sub-total[5]	12,977	(2,724)	15,702
Normal Claims	2,955,740	(114,472)	3,070,213

Total[6]	2,968,718	(117,197)	3,085,915

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	216	(0)	217

	(%)
NPL ratio[5]/[6]	0.43	(0.07)	0.50

(Trust Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	2,473	(340)	2,814

Total[8]	2,473	(340)	2,814

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-20

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2023	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	712,637	(7,800)	720,437
General Reserve for Possible Losses on Loans	353,657	40,604	313,052
Specific Reserve for Possible Losses on Loans	318,333	(45,114)	363,448
Reserve for Possible Losses on Loans to Restructuring Countries	40,647	(3,289)	43,937

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	107,244	19,710	87,534

Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2023	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	690,697	(14,557)	705,254
General Reserve for Possible Losses on Loans	334,676	37,669	297,006
Specific Reserve for Possible Losses on Loans	315,373	(48,936)	364,310
Reserve for Possible Losses on Loans to Restructuring Countries	40,647	(3,289)	43,937

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	104,356	19,563	84,793

Mizuho Bank

Reserves for Possible Losses on Loans	688,023	(13,629)	701,652
General Reserve for Possible Losses on Loans	332,361	38,601	293,760
Specific Reserve for Possible Losses on Loans	315,014	(48,940)	363,954
Reserve for Possible Losses on Loans to Restructuring Countries	40,647	(3,289)	43,937

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	104,140	19,563	84,576

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	2,673	(927)	3,601
General Reserve for Possible Losses on Loans	2,314	(932)	3,246
Specific Reserve for Possible Losses on Loans	359	4	355
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	216	(0)	217

Reserve for Possible Losses on Entrusted Loans (¥8 million and ¥9 million for September 30, 2023 and March 31, 2023, respectively) is not included in the above figures for Trust Account.

2-21

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of September 30, 2023	Change	As of March 31, 2023
Mizuho Financial Group	61.45	(5.76)	67.22
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of September 30, 2023	Change	As of March 31, 2023
Total	59.98	(7.34)	67.32
Mizuho Bank	60.43	(7.57)	68.00
Mizuho Trust & Banking (Banking Account)	20.60	(2.33)	22.93

Above figures are presented net of partial direct write-offs.

2-22

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2023	Change	As of March 31, 2023

Claims against Bankrupt and Substantially Bankrupt Obligors	28.5	(5.4)	34.0
Collateral, Guarantees, and equivalent	28.0	(0.8)	28.9
Reserve for Possible Losses	0.5	(4.5)	5.1
Claims with Collection Risk	617.4	(41.0)	658.4
Collateral, Guarantees, and equivalent	169.4	(3.3)	172.8
Reserve for Possible Losses	302.9	(40.0)	342.9
Claims for Special Attention	505.4	150.5	354.9
Collateral, Guarantees, and equivalent	150.5	47.1	103.4
Reserve for Possible Losses	104.2	38.1	66.0
Total	1,151.4	104.0	1,047.4
Collateral, Guarantees, and equivalent	348.1	42.8	305.2
Reserve for Possible Losses	407.6	(6.4)	414.1

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	28.4	(5.4)	33.8
Collateral, Guarantees, and equivalent	27.9	(0.8)	28.7
Reserve for Possible Losses	0.5	(4.5)	5.1
Claims with Collection Risk	610.0	(41.1)	651.2
Collateral, Guarantees, and equivalent	162.6	(3.4)	166.1
Reserve for Possible Losses	302.5	(40.0)	342.6
Claims for Special Attention	500.0	153.3	346.6
Collateral, Guarantees, and equivalent	145.9	49.4	96.4
Reserve for Possible Losses	104.0	38.2	65.7
Total	1,138.5	106.7	1,031.7
Collateral, Guarantees, and equivalent	336.4	45.0	291.3
Reserve for Possible Losses	407.1	(6.3)	413.5

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.1	(0.0)	0.1
Collateral, Guarantees, and equivalent	0.1	(0.0)	0.1
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	7.3	0.1	7.2
Collateral, Guarantees, and equivalent	6.8	0.1	6.7
Reserve for Possible Losses	0.3	0.0	0.3
Claims for Special Attention	5.4	(2.8)	8.2
Collateral, Guarantees, and equivalent	4.6	(2.2)	6.9
Reserve for Possible Losses	0.1	(0.1)	0.2
Total	12.9	(2.7)	15.7
Collateral, Guarantees, and equivalent	11.6	(2.1)	13.8
Reserve for Possible Losses	0.5	(0.0)	0.6

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2023	Change	As of March 31, 2023

Coverage Amount	755.7	36.3	719.3
Reserves for Possible Losses on Loans	407.6	(6.4)	414.1
Collateral, Guarantees, and equivalent	348.1	42.8	305.2

	(%)
Coverage Ratio	65.6	(3.0)	68.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	76.5	(1.8)	78.3
Claims for Special Attention	50.4	2.6	47.7
Claims against Special Attention Obligors	52.2	0.7	51.5

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	67.6	(3.0)	70.6
Claims for Special Attention	29.3	3.0	26.2
Claims against Special Attention Obligors	30.7	0.9	29.7

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	21.14	0.61	20.52
Claims against Watch Obligors excluding Special Attention Obligors	4.11	1.20	2.91
Claims against Normal Obligors	0.10	0.01	0.09

Mizuho Bank

	(Billions of yen)
Coverage Amount	743.5	38.6	704.9
Reserves for Possible Losses on Loans	407.1	(6.3)	413.5
Collateral, Guarantees, and equivalent	336.4	45.0	291.3

	(%)
Coverage Ratio	65.3	(3.0)	68.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	76.2	(1.8)	78.1
Claims for Special Attention	49.9	3.1	46.8
Claims against Special Attention Obligors	52.2	0.9	51.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	67.6	(3.0)	70.6
Claims for Special Attention	29.3	3.0	26.2
Claims against Special Attention Obligors	30.8	0.9	29.8

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	21.31	0.57	20.74
Claims against Watch Obligors excluding Special Attention Obligors	4.13	1.20	2.92
Claims against Normal Obligors	0.10	0.01	0.09

2-24

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
	As of September 30, 2023	Change	As of March 31, 2023

Coverage Amount	12.1	(2.2)	14.4
Reserves for Possible Losses on Loans	0.5	(0.0)	0.6
Collateral, Guarantees, and equivalent	11.6	(2.1)	13.8

	(%)
Coverage Ratio	93.8	1.6	92.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	97.7	0.0	97.7
Claims for Special Attention	88.3	1.2	87.1
Claims against Special Attention Obligors	55.3	(5.3)	60.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	67.6	0.3	67.3
Claims for Special Attention	20.2	0.4	19.8
Claims against Special Attention Obligors	19.4	0.0	19.4

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	10.81	1.33	9.48
Claims against Watch Obligors excluding Special Attention Obligors	0.84	(0.83)	1.68
Claims against Normal Obligors	0.03	0.00	0.03

2-25

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

1.
SELF-ASSESSMENT
Categorization
Obligor
Non-Categorization
Category II
Category III
Category IV
Bankrupt and Substantially Bankrupt Obligors 28.5
28.5
Collateral, Guarantees, etc.: 28.0
Reserves for Possible Losses: 0.5
Reserve Ratio 100%
Direct Write-offs
Intensive Control Obligors 617.4
472.4
145.0
Collateral, Guarantees, etc.: 169.4
Reserves for Possible Losses: 302.9
Reserve Ratio 67.6%
Amounts for reserves are recorded under Non-Categorization
Watch Obligors
Claims for Special Attention 505.4
Reserve Ratio against Uncovered Portion 29.3%
Collateral, Guarantees, etc.: 150.5
Reserves for Possible Losses: 104.2
Special Attention Obligors
Other Watch Obligors
Normal Obligors
Claims against Special Attention Obligors
- Coverage Ratio: 52.2%
- Reserve Ratio for Uncovered Portion: 30.7%
- Reserve Ratio against Total Amount of Claims: 21.1%
Reserve Ratio against Total Amount of Claims
・Other Watch Obligors: 4.11%
・Normal Obligors: 0.10%
Total 109,000.6
2.
Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)
Claims against Bankrupt and Substantially Bankrupt Obligors
28.5
Coverage Ratio 100%
Claims with Collection Risk
617.4
Coverage Ratio 76.5%
Claims for Special Attention (Notes)
505.4
Coverage Ratio 50.4%
Loans Past Due for 3 Months or More
3.5
Restructured Loans
501.9
Total Coverage Ratio 65.6%
Total 1,151.4

Notes:	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2-26

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023
	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023	As of September 30, 2023
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	48.7	33.5	23.0	17.2	0.1	17.3	(5.7)
Claims with Collection Risk	411.0	255.0	204.1	181.9	1.0	183.0	(21.1)
Amount Categorized as above up to Fiscal 2020	459.7	288.6	227.2	199.2	1.1	200.3	(26.8)
of which the amount which was in the process of being removed from the balance sheet	45.3	32.9	21.6	17.4	0.1	17.5	(4.0)
Claims against Bankrupt and Substantially Bankrupt Obligors		7.6	2.9	1.8	0.0	1.8	(1.1)
Claims with Collection Risk		470.9	300.4	288.0	6.0	294.0	(6.3)
Amount Newly Categorized as above during Fiscal 2021		478.5	303.4	289.8	6.0	295.8	(7.5)
of which the amount which was in the process of being removed from the balance sheet		7.1	2.6	1.4	0.0	1.4	(1.1)
Claims against Bankrupt and Substantially Bankrupt Obligors			7.9	4.7	—	4.7	(3.2)
Claims with Collection Risk			153.8	90.0	0.2	90.3	(63.5)
Amount Newly Categorized as above during Fiscal 2022			161.8	94.7	0.2	95.0	(66.7)
of which the amount which was in the process of being removed from the balance sheet			6.3	3.5	—	3.5	(2.7)
Claims against Bankrupt and Substantially Bankrupt Obligors				4.6	0.0	4.6	4.6
Claims with Collection Risk				49.9	0.0	50.0	50.0
Amount Newly Categorized as above during the First Half of Fiscal 2023				54.6	0.0	54.6	54.6
of which the amount which was in the process of being removed from the balance sheet				4.6	0.0	4.6	4.6
Claims against Bankrupt and Substantially Bankrupt Obligors	48.7	41.1	34.0	28.4	0.1	28.5	(5.4)
Claims with Collection Risk	411.0	726.0	658.4	610.0	7.3	617.4	(41.0)
Total	459.7	767.1	692.5	638.4	7.5	646.0	(46.5)
of which the amount which was in the process of being removed from the balance sheet	45.3	40.0	30.5	27.1	0.1	27.2	(3.2)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2023

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(2.4)	(2.4)	—
Restructuring	(8.9)	(8.9)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(34.1)	(34.1)	—
Direct Write-off	(11.0)	(11.0)	—
Other	(44.6)	(44.6)	0.0
Debt recovery	(19.4)	(19.5)	0.1
Improvement in Business Performance	(25.1)	(25.0)	(0.0)

Total	(101.1)	(101.2)	0.0

2-27

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2023		As of March 31, 2023
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	62,245.1	937.2	61,307.8
Manufacturing	10,108.2	261.1	9,847.1
Agriculture & Forestry	47.1	(0.4)	47.5
Fishery	10.1	7.3	2.7
Mining, Quarrying Industry & Gravel Extraction Industry	207.2	1.6	205.5
Construction	825.4	(76.6)	902.0
Utilities	3,399.1	0.7	3,398.3
Communication	941.4	(58.8)	1,000.3
Transportation & Postal Industry	2,380.2	(55.7)	2,436.0
Wholesale & Retail	5,075.8	164.3	4,911.5
Finance & Insurance	9,839.1	387.4	9,451.7
Real Estate	11,375.1	333.8	11,041.2
Commodity Lease	3,252.3	115.9	3,136.3
Service Industries	3,015.0	32.5	2,982.4
Local Governments	500.0	(41.4)	541.5
Governments	1,023.8	(55.4)	1,079.3
Other	10,244.6	(79.1)	10,323.8
Overseas Total (including Loans Booked Offshore)	31,652.3	2,041.6	29,610.6
Governments	170.0	24.6	145.3
Financial Institutions	11,986.2	888.2	11,098.0
Other	19,496.0	1,128.8	18,367.2

Total	93,897.4	2,978.8	90,918.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2023: ¥444.0 billion (from MHBK)
As of March 31, 2023: ¥810.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-28

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2023		As of March 31, 2023
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	58,747.6	1,077.8	57,669.7
Manufacturing	9,739.3	292.8	9,446.5
Agriculture & Forestry	47.0	(0.4)	47.5
Fishery	10.1	7.3	2.7
Mining, Quarrying Industry & Gravel Extraction Industry	206.1	1.9	204.1
Construction	779.4	(79.7)	859.1
Utilities	3,156.0	23.5	3,132.4
Communication	865.8	(41.7)	907.6
Transportation & Postal Industry	2,243.3	(54.5)	2,297.9
Wholesale & Retail	4,962.2	170.4	4,791.8
Finance & Insurance	9,348.0	401.1	8,946.8
Real Estate	9,853.0	363.5	9,489.5
Commodity Lease	3,060.5	113.7	2,946.8
Service Industries	2,977.8	36.4	2,941.3
Local Governments	499.1	(41.2)	540.3
Governments	1,023.8	(55.4)	1,079.3
Other	9,975.4	(59.8)	10,035.3
Overseas Total (including Loans Booked Offshore)	31,652.3	2,041.6	29,610.6
Governments	170.0	24.6	145.3
Financial Institutions	11,986.2	888.2	11,098.0
Other	19,496.0	1,128.8	18,367.2

Total	90,399.9	3,119.5	87,280.3

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	3,497.5	(140.6)	3,638.1
Manufacturing	368.8	(31.7)	400.6
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.1	(0.2)	1.4
Construction	46.0	3.1	42.8
Utilities	243.1	(22.8)	265.9
Communication	75.5	(17.1)	92.6
Transportation & Postal Industry	136.9	(1.1)	138.1
Wholesale & Retail	113.6	(6.0)	119.7
Finance & Insurance	491.0	(13.7)	504.8
Real Estate	1,522.0	(29.6)	1,551.6
Commodity Lease	191.7	2.2	189.5
Service Industries	37.1	(3.9)	41.1
Local Governments	0.8	(0.2)	1.1
Governments	—	—	—
Other	269.2	(19.2)	288.5
Overseas Total (including Loans Booked Offshore)	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	3,497.5	(140.6)	3,638.1

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2023				As of March 31, 2023
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Change		Non Performing Loans based on the BA and the FRA	Coverage Ratio
			Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,046.6	64.1	147.7	(1.6)	898.8	65.7
Manufacturing	601.4	63.3	137.1	(1.0)	464.3	64.3
Agriculture & Forestry	8.7	63.6	1.4	3.6	7.2	60.0
Fishery	0.1	62.6	(0.0)	(0.0)	0.2	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	—	—	—	—
Construction	7.6	59.6	1.4	(18.4)	6.2	78.1
Utilities	4.3	47.6	(0.9)	(8.0)	5.3	55.6
Communication	8.3	66.0	(0.4)	(2.7)	8.7	68.7
Transportation & Postal Industry	20.8	65.7	(1.1)	1.8	21.9	63.8
Wholesale & Retail	134.1	59.7	12.4	(0.0)	121.6	59.7
Finance & Insurance	27.1	31.6	15.1	(13.8)	12.0	45.4
Real Estate	35.3	84.8	5.0	(2.6)	30.3	87.4
Commodity Lease	0.2	90.1	(0.0)	0.7	0.2	89.4
Service Industries	128.7	59.8	(23.8)	(1.4)	152.5	61.3
Local Governments	—	—	—	—	—	—
Other	69.4	90.5	1.6	(0.0)	67.8	90.6
Overseas Total (including Loans Booked Offshore)	104.8	80.5	(43.7)	(5.7)	148.6	86.2
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	104.8	80.5	(43.7)	(5.7)	148.6	86.2

Total	1,151.4	65.6	104.0	(3.0)	1,047.4	68.6

*	Trust account represents trust accounts that guarantee principals in the agreement.

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Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2023		As of March 31, 2023
		Change
Housing and Consumer Loans	7,929.7	(182.7)	8,112.5
Housing Loans for owner’s residential housing	7,438.2	(164.8)	7,603.1

Mizuho Bank

Housing and Consumer Loans	7,888.1	(179.1)	8,067.3
Housing Loans	7,501.2	(170.5)	7,671.7
for owner’s residential housing	7,398.8	(161.5)	7,560.4
Consumer loans	386.9	(8.6)	395.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	41.5	(3.6)	45.2
Housing Loans for owner’s residential housing	39.3	(3.2)	42.6
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of September 30, 2023		As of March 31, 2023
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.7	(0.0)	58.8
Loans to SMEs and Individual Customers	36,597.7	527.6	36,070.1

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.6	(0.0)	58.6
Loans to SMEs and Individual Customers	34,464.2	613.3	33,850.8

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	61.0	0.0	61.0
Loans to SMEs and Individual Customers	2,133.5	(85.7)	2,219.3

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2023		As of March 31, 2023
	Outstanding Balance	Change	Outstanding Balance
Asia	7,761.0	210.8	7,550.1
Hong Kong	1,564.5	(121.1)	1,685.7
Singapore	1,384.7	88.8	1,295.9
Thailand	1,046.0	(15.5)	1,061.5
Taiwan	815.4	99.3	716.0
India	633.5	84.7	548.8
South Korea	842.2	19.6	822.5
Indonesia	431.5	1.7	429.8
Philippines	328.5	25.8	302.7
China	136.2	(19.4)	155.6
Malaysia	109.2	17.1	92.0
Central and South America	5,605.5	270.5	5,334.9
Mexico	447.4	(23.1)	470.6
Brazile	233.8	35.8	198.0
North America	12,650.4	1,065.8	11,584.6
United States	11,561.0	879.2	10,681.7
Eastern Europe	191.1	(46.7)	237.8
Russia	160.7	(44.7)	205.5
Western Europe	5,749.8	474.2	5,275.6
United Kingdom	1,275.0	43.4	1,231.6
Netherlands	1,267.8	108.0	1,159.7
Germany	736.5	63.6	672.8
Ireland	600.5	145.8	454.6
Switzerland	190.6	83.5	107.1
France	438.3	8.4	429.8
Turkey	62.3	(15.6)	78.0
Italy	184.4	25.4	158.9
Other	4,051.0	361.3	3,689.6
Australia	1,997.4	(50.6)	2,048.1
Total	36,009.1	2,336.1	33,673.0

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of September 30, 2023		As of March 31, 2023

	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank (China) ,Ltd	1,217.8	(78.3)	1,296.1
Mizuho Bank (USA)	423.9	(53.7)	477.7
PT. Bank Mizuho Indonesia	527.8	88.6	439.2

Note: The balances of loans of AO Mizuho Bank (Moscow) for the six months ended September 30, 2023 and the fiscal year ended March 31, 2023 are ¥27.1 billion and ¥49.9 billion, respectively.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2023		As of March 31, 2023
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	80.4	(2.8)	83.2
Hong Kong	0.3	(0.3)	0.6
Singapore	29.2	(5.3)	34.5
Thailand	2.4	0.3	2.1
Taiwan	24.0	2.5	21.4
India	0.0	(0.1)	0.1
South Korea	0.0	0.0	—
Indonesia	0.3	(0.5)	0.8
Philippines	0.0	0.0	0.0
China	0.1	(0.0)	0.1
Malaysia	—	—	—
Central and South America	30.0	13.9	16.1
Mexico	0.3	(0.0)	0.3
Brazile	—	(1.9)	1.9
North America	17.6	2.2	15.3
United States	17.6	2.2	15.3
Eastern Europe	5.6	(35.3)	41.0
Russia	5.6	(35.3)	41.0
Western Europe	27.0	(5.0)	32.0
United Kingdom	4.5	0.5	4.0
Netherlands	—	—	—
Germany	—	—	—
Ireland	—	—	—
Switzerland	—	—	—
France	—	—	—
Turkey	—	—	—
Italy	9.4	0.7	8.7
Other	9.2	0.9	8.2
Australia	—	—	—
Total	170.1	(25.9)	196.0
The above figures are based on obligor country of location.
The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.
	As of September 30, 2023		As of March 31, 2023
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank (China) ,Ltd	0.6	(0.1)	0.8
Mizuho Bank (USA)	—	—	—
PT. Bank Mizuho Indonesia	6.6	0.7	5.9

Note: There are no applicable balances for AO Mizuho Bank (Moscow).

2-33

Mizuho Financial Group, Inc.

III. OTHERS

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2023 to September 30, 2028)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,236.9
Income before Income Taxes	2	3,280.7
Tax Adjustments (1)	3	210.6
Taxable Income before Current Deductible Temporary Differences (2)	4	3,491.3
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,069.0

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2023.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2019	378.5
Fiscal 2020	316.3
Fiscal 2021	360.3
Fiscal 2022	157.7
First Half of Fiscal 2023 (estimate)	189.0

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2023 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2023	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	7	213.0	(12.3)	225.4
Impairment of Securities	8	96.0	(16.3)	112.4
Net Unrealized Losses on Other Securities	9	258.6	132.8	125.8
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	81.2	(12.5)	93.7
Net Deferred Hedge Losses	12	140.1	(26.1)	166.3
Tax Losses Carried Forward	13	9.8	1.3	8.4
Other	14	279.4	33.1	246.2

Total Deferred Tax Assets	15	1,078.4	100.0	978.4

Valuation Allowance	16	(176.3)	(40.3)	(136.0)

Sub-Total [ 15 + 16 ]	17	902.1	59.6	842.4

Amount related to Retirement Benefits Accounting	18	(119.7)	3.8	(123.5)
Net Unrealized Gains on Other Securities	19	(341.6)	(69.6)	(271.9)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(85.0)	(20.3)	(64.6)

Total Deferred Tax Liabilities	22	(546.4)	(86.2)	(460.1)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	355.6	(26.5)	382.2
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(101.6)	52.8	(154.5)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	140.1	(26.1)	166.3
Tax effects related to others	26	317.1	(53.2)	370.4

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2023 to September 30, 2028)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	212.9
Income before Income Taxes	2	254.1
Tax Adjustments (1)	3	(27.7)
Taxable Income before Current Deductible Temporary Differences (2)	4	226.3
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	69.2

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2023.

Reference: Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2019	31.7
Fiscal 2020	26.6
Fiscal 2021	33.2
Fiscal 2022	30.0
First Half of Fiscal 2023 (estimate)	5.0

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2023 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2023	Change	As of March 31, 2023
Reserves for Possible Losses on Loans	7	0.8	(0.2)	1.1
Impairment of Securities	8	4.4	(1.2)	5.7
Net Unrealized Losses on Other Securities	9	0.1	(0.1)	0.3
Reserve for Employee Retirement Benefits	10	0.2	(0.4)	0.6
Reserve for Loss of Transfer	11	—	—	—
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	17.9	(0.5)	18.4

Total Deferred Tax Assets	15	23.6	(2.7)	26.4

Valuation Allowance	16	(6.0)	1.4	(7.5)

Sub-Total [ 15 + 16 ]	17	17.6	(1.2)	18.9

Amount related to Retirement Benefits Accounting	18	(23.0)	(1.3)	(21.7)
Net Unrealized Gains on Other Securities	19	(21.9)	(4.7)	(17.2)
Net Deferred Hedge Gains	20	(4.5)	(2.5)	(2.0)
Other	21	(0.3)	0.1	(0.4)

Total Deferred Tax Liabilities	22	(49.9)	(8.4)	(41.4)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(32.2)	(9.7)	(22.5)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(22.1)	(4.8)	(17.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(4.5)	(2.5)	(2.0)
Tax effects related to others	26	(5.6)	(2.3)	(3.2)

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

2. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2023	Change	As of March 31, 2023
Deposits	114,330.1	(4,852.6)	119,182.8

Individual Deposits	48,555.4	472.7	48,082.7
Corporate Deposits	56,860.9	(3,230.5)	60,091.4
Financial/Government Institutions	8,913.7	(2,094.8)	11,008.6

Mizuho Bank

Deposits	111,528.2	(4,874.5)	116,402.8

Individual Deposits	47,786.6	478.0	47,308.5
Corporate Deposits	55,361.0	(3,337.5)	58,698.6
Financial/Government Institutions	8,380.5	(2,015.0)	10,395.6

Mizuho Trust & Banking

Deposits	2,801.9	21.8	2,780.0

Individual Deposits	768.8	(5.3)	774.2
Corporate Deposits	1,499.8	107.0	1,392.7
Financial/Government Institutions	533.1	(79.8)	613.0

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-36

Mizuho Financial Group, Inc.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2023 (A)	As of March 31, 2023 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥57,704,128	¥63,079,031	¥(5,374,903)
Call Loans	1,257,650	1,812,740	(555,090)
Receivables under Resale Agreements	1,873,593	868,058	1,005,535
Guarantee Deposits Paid under Securities Borrowing Transactions	155,948	156,807	(858)
Other Debt Purchased	698,235	651,514	46,721
Trading Assets	8,302,956	5,422,696	2,880,260
Money Held in Trust	505	504	0
Securities	44,341,601	37,110,218	7,231,382
Loans and Bills Discounted	90,399,925	87,280,378	3,119,546
Foreign Exchange Assets	2,466,423	2,293,584	172,839
Derivatives other than for Trading	12,754,960	8,392,051	4,362,908
Other Assets	7,492,806	7,910,755	(417,948)
Tangible Fixed Assets	862,845	858,037	4,808
Intangible Fixed Assets	371,828	352,884	18,943
Prepaid Pension Cost	391,093	403,530	(12,436)
Deferred Tax Assets	355,684	382,227	(26,543)
Customers’ Liabilities for Acceptances and Guarantees	11,674,202	10,003,767	1,670,435
Reserves for Possible Losses on Loans	(688,023)	(701,652)	13,629

Total Assets	¥240,416,368	¥226,277,135	¥14,139,232

Liabilities
Deposits	¥141,361,639	¥145,157,919	¥(3,796,279)
Negotiable Certificates of Deposit	17,442,420	13,272,253	4,170,166
Call Money	884,629	1,229,224	(344,594)
Payables under Repurchase Agreements	18,792,976	14,106,366	4,686,609
Guarantee Deposits Received under Securities Lending Transactions	171,335	93,216	78,119
Commercial Paper	1,557,579	1,782,111	(224,531)
Trading Liabilities	6,949,408	4,574,447	2,374,960
Borrowed Money	13,637,787	12,507,802	1,129,984
Foreign Exchange Liabilities	1,144,298	889,189	255,109
Bonds and Notes	600,275	585,861	14,414
Derivatives other than for Trading	13,962,612	8,976,741	4,985,871
Other Liabilities	5,812,171	6,320,855	(508,683)
Reserve for Bonus Payments	12,475	26,406	(13,930)
Reserve for Variable Compensation	401	757	(355)
Reserve for Possible Losses on Sales of Loans	11,536	15,049	(3,513)
Reserve for Contingencies	3,738	4,781	(1,042)
Reserve for Reimbursement of Deposits	11,565	12,980	(1,415)
Reserve for Reimbursement of Debentures	6,272	7,798	(1,526)
Deferred Tax Liabilities for Revaluation Reserve for Land	57,986	58,711	(724)
Acceptances and Guarantees	11,674,202	10,003,767	1,670,435

Total Liabilities	234,095,315	219,626,240	14,469,074

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,493,068	2,757,032	(263,964)
Appropriated Reserve	524,533	421,264	103,269
Other Retained Earnings	1,968,534	2,335,768	(367,234)
Retained Earnings Brought Forward	1,968,534	2,335,768	(367,234)

Total Shareholders’ Equity	6,156,526	6,420,490	(263,964)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	346,267	468,873	(122,605)
Net Deferred Hedge Gains (Losses), net of Taxes	(309,533)	(367,790)	58,257
Revaluation Reserve for Land, net of Taxes	127,792	129,321	(1,529)

Total Valuation and Translation Adjustments	164,526	230,404	(65,878)

Total Net Assets	6,321,052	6,650,894	(329,842)

Total Liabilities and Net Assets	¥240,416,368	¥226,277,135	¥14,139,232

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2023 (A)	For the six months ended September 30, 2022 (B)	Change (A) - (B)
Ordinary Income	¥2,734,811	¥1,522,184	¥1,212,626
Interest Income	2,223,471	975,888	1,247,583
Interest on Loans and Bills Discounted	1,250,830	620,184	630,645
Interest and Dividends on Securities	275,720	167,633	108,086
Fee and Commission Income	307,393	270,150	37,243
Trading Income	19,126	175	18,950
Other Operating Income	111,635	214,658	(103,023)
Other Ordinary Income	73,184	61,311	11,872

Ordinary Expenses	2,356,277	1,200,171	1,156,106
Interest Expenses	1,788,516	515,210	1,273,305
Interest on Deposits	798,467	208,055	590,412
Fee and Commission Expenses	106,662	91,151	15,511
Trading Expenses	1,002	80,803	(79,800)
Other Operating Expenses	19,515	75,892	(56,376)
General and Administrative Expenses	388,297	361,050	27,247
Other Ordinary Expenses	52,282	76,063	(23,780)

Ordinary Profits	378,534	322,013	56,520

Extraordinary Gains	23,958	12,470	11,487

Extraordinary Losses	1,125	5,928	(4,802)

Income before Income Taxes	401,366	328,556	72,809
Income Taxes:
Current	97,983	42,233	55,750
Deferred	52,526	48,505	4,021

Net Income	¥250,855	¥237,817	¥13,038

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